

April 26, 2013

Via E-mail
Mr. Jonny Jones
Chairman of the Board and Chief Executive Officer
Jones Energy, Inc.
807 Las Cimas Parkway, Suite 350
Austin, Texas 78746

> Re: **Jones Energy, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 29, 2013**
> **CIK No. 0001573166**

Dear Mr. Jones:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Industry and Market Data, page v

2.   With respect to your internal estimates and any third-party statements presented in your prospectus such as the market data by Smith Bits, please set forth in the prospectus the date of the research information you cite. In addition, please supplementally provide us with the relevant portions of such reports. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Please also tell us whether any third party reports used were prepared in connection with the registration statement or whether you commissioned any of the reports.

Prospectus Summary, page 1

Overview, page 1

3.   Provide us with support for your statement that you are "one of the lowest-cost drilling and completion operators in our areas of operation."

Our business strategies, page 4

Opportunistically allocate our resources and capital to enhance returns, page 6

4.   We note that you intend to capitalize on the more favorable liquids pricing environment by continuing to drill acreage with significant oil and NGL components, where 100% of your 2013 drilling capital budget is focused. Please tell us what impact, if any, your plan has on your ability or intent to develop undeveloped natural gas reserves within five years of initial booking.

Organization, page 10

5.   Revise the table on page 10 to indicate the percentages of JEH LLC to be held by each of the Jones Energy and Jones Class B Holdings.

Risk Factors, page 21

Risk related to this offering and our Class A common stock, page 45

We will be required to make payments under the Tax Receivable Agreement . . ." page 50

6.   You disclose that the payments that you will be required to make under the Tax Receivables Agreement will be substantial, without providing any quantification of such payments. Please disclose an estimate of the aggregate payments under this agreement and an estimated range of these annual payments. Please also provide a cross-reference, with corresponding page number, to the unaudited pro forma financial data that discloses this information in your financial statements.

7.   You disclose that there may be a substantial negative impact on your liquidity if the
         payments under the Tax Receivable Agreement exceed the actual tax benefits you realize,
         and/or if distributions to you from JEH LLC are not sufficient to cover your payments
         due under the Tax Receivable Agreement after you have paid your taxes and other
         obligations. Please explain what happens if you do not have available cash to satisfy
         your payment obligations. In this regard, it appears that if you fail to make a payment
         when due, the payment will be deferred and interest will accrue subject to a cure period.
         Please also explain the cure period.

Use of Proceeds, page 59

8.   We note your disclosure regarding the use of proceeds by JEH LLC. Quantify the
         outstanding letters of credit. Also, disclose if any material amounts of other funds will be
         necessary to pay down JEH LLC's indebtedness. See Instruction 3 to Item 504 of
         Regulation S-K.   Finally, address any plans to draw down on the credit facility after the
         use of the proceeds to repay the outstanding borrowings.

Factors that significantly affect our operations, page 69

9.   Expand the second paragraph to indicate the percentages of NGLs represented by ethane.

Hedging, page 72

10.   Indicate the amount of production that you have hedged historically and address any plan
         to revise that strategy.

Business, page 91

Overview, page 93

11.   We note your 2012 capital expenditures of $122 million, the 48 gross wells you drilled in
         2012 and the 2013 budget of $179 million to drill and complete 88 gross/60 net wells ($3
         million/well). Please compare for us your 2013 budget of $3 million/net well with your
         share of the 2012 historical unit costs to drill and complete the 48 gross wells. Note that
         the 48 gross well figure differs from the 39 gross, 21 net wells from your drilling activity
         disclosure on page 110. Address that here and on page 110.

Development of Proved Undeveloped Reserves, page 107

12.   We note the discussion of the changes to your proved undeveloped reserves and the
         omission of discussion and figures for fiscal year 2012 additions to PUD reserves. You
         converted 5.4 MMBOE to proved developed status which would appear to have left year-
         end 2012 PUD reserves of 42.4 MMBOE (=47.8 MMBOE-5.4 MMBOE) with no
         additions. Instead you have disclosed year-end 2012 PUD reserves of 46.2 MMBOE as

illustrated in the table below. Item 1203(b) of Regulation S-K requests that registrants "Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves." Please amend your document to disclose PUD reserve changes due to revisions, extensions/discoveries, acquisition/divestiture and improved recovery.

Year End 2011 PUD Reserves	47.8 MMBOE
Converted to Proved Developed	-5.4 MMBOE
Additions	?
Year-End 2012 PUD Reserves	42.4 MMBOE? (Disclosed 46.2 MMBOE)

Undeveloped Acreage Expirations, page 109

13.   In the expiring acreage table, it appears the sum of three years' expiring undeveloped leases -18,663 net acres – is larger than the total undeveloped acres – 15,328 net acres - in the "Acreage Summary" table above. Please amend your document to correct this inconsistency.

Drilling Activity, page 110

14.   You indicate that you "successfully drilled 26 proved undeveloped wells and completed 24 proved undeveloped wells" in 2012. Please furnish to us narratives and an interactive spread sheet comparison for the pre-drill and post-drill proved estimated ultimate recoveries for each of these 24 wells. Address any significant differences in EUR before and after drilling and include post-drilling production decline curves with EURs, b-factors, initial and final production rates and initial and final decline rates.

Marketing and major customers, page 111

15.   Please provide the names of your four customers that each accounted for more than 10% of your total oil and natural gas sales. See Item 101(c)(1)(vii) of Regulation S-K. In this regard, we note that you disclose such names on page F-16 under "Dependence on major customers."

Environmental matters and regulation, page 114

Other regulation of hydraulic fracturing, page 116

16.   You cross-reference to "the above Risk Factors for a further discussion of state hydraulic fracturing regulations." Please provide a cross-reference to the specific risk factor in which this information is disclosed.

Management, page 122

Directors and executive officers, page 122

17.   You disclose Mike S. McConnell's position as "Director and President." However, you signature page also indicates that Mr. McConnell serves in the capacities of your principal accounting and financial officer. Please indicate here all positions and offices held by Mr. McConnell.

Principal stockholders, page 137

18.   Please disclose the beneficial ownership of your Class B common stock in a separate column, in addition to showing combined voting power.

Class B Common Stock, page 138

19.   Explain when Class B common stock would be eligible to receive "dividends consisting of shares of our Class B common stock."

Underwriting, page 148

20.   Please clarify what constitute the "exceptions" to the lock-up agreements. In this regard, we note that in your risk factor on page 48 entitled "the underwriters of this offering may waive or release parties to the lock-up agreements . . .," you disclose that J.P. Morgan, at any time and without notice, may release all or any portion of the Class A common stock subject to the lock-up agreements.

Index to financial statements, page F-1

Unaudited pro forma condensed consolidated financial statements, page F-2

21.   Please provide an additional set of pro forma financial statements to reflect the range of scenarios under the Exchange Agreement. That is, provide pro forma financial statements to reflect (1) a 100% exchange of JEH LLC Units, and the related amounts under the Tax Receivable Agreement and additional income tax provision, and (2) zero exchange of JEH LLC Units, and the related noncontrolling interest. Please also quantify the number of pro forma Class A and Class B common shares outstanding for each scenario and the weighted average Class A common shares outstanding for the earnings per share calculations.

Unaudited pro forma condensed consolidated statement of operations, page F-5

22.   We note that for Jones Energy Holdings, LLC lease operating expenses as a percentage of oil and gas sales are 15.5%. However, for the Chalker properties acquired lease operating expenses are only 3.5% of oil and gas sales. Please disclose the reason for this

difference and whether you expect lease operating expenses as a percentage of oil and gas sales for the acquired properties to increase in the future.

Notes to unaudited pro forma financial data, page F-6

Note 2. Unaudited pro forma condensed consolidated balance sheet adjustments and assumptions, page F-6

23.   Please disclose in Note C your accounting policy for recording the liability related to the Tax Receivable Agreement (i.e., upon execution of the Exchange Agreement or exchange of a JEH LLC Unit). In addition, as it relates to Note C, please clarify for us the basis for recording a full valuation allowance against the deferred tax asset and clarify how the recording of an allowance is consistent with you receiving a benefit from the tax basis increases. And finally, please discuss in your liquidity and capital resources section your estimate of annual payments under the Tax Receivable Agreement.

Supplemental information on oil and gas producing activities (unaudited), page F-31

Reserves, page F-31

24.   FASB ASC Paragraph 932-235-50-5 requires "appropriate explanation of significant changes" for line items in the reconciliation of your disclosed proved reserves. Please amend your document to explain the details/circumstances of revisions in 2011 and 2012.

Exhibits

25.   Please file all agreements required to be filed by Item 601 of Regulation S-K as soon as possible. For example, you do not appear to list in the exhibit index the tax receivable Agreement; the lock-up agreements; or any material joint development agreements. Once filed, we may have further comment.

Exhibit 99.1

26.   Revise this report to provide a discussion the considerations of and sources for the estimated future capital costs presented.

Closing Comments

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Mark Wojciechowski at (202) 551-3759 or Michael Fay at (202) 551-3812 if you have any questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director